EXHIBIT 5

EnCana Corporation
Supplemental Financial Information      (unaudited)
Exhibit to March 31, 2004 Consolidated Financial Statements

CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	March 31
	2004	2003
		Restated
Interest coverage on long-term debt:
Net earnings	3.6	19.9
Cash flow	17.1	20.7

Note:	The Company has retroactively adopted the amendment made to the Canadian Institute of Chartered Accountants Handbook section 3860 “Financial Instruments — Disclosure and Presentation”. As a result, the preferred securities issued by the Company are now recorded as a liability and included in long-term debt and the related carrying charges have been included as interest expense.